                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                         Dreyer's Grand Ice Cream, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Donald G. Lenz
                                San Tomo Partners
                              11292 N. Alpine Road
                               Stockton, CA 95212
                                 (209) 948-0792
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format should include a signed original and five (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Exhibit Index located at Page 16.

                         (Continued on following pages)
                              (Page 1 of 18 Pages)

-----------------------                                  ----------------------
 CUSIP NO.   26187810               13D                       Page 2 of 18 Pages
-----------------------                                  ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Cortopassi Family Trust
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  PF, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- OO
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 3 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Stanislaus Partners
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 4 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Cortopassi Partners, L.P.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 5 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  DACCO, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 6 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Capecchio Foundation
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 7 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Alpinello Investors, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- CO
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 8 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- OO
--------------------------------------------------------------------------------

-----------------------                                   ----------------------
 CUSIP NO.   26187810                 13D                     Page 9 of 18 Pages
-----------------------                                   ----------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Wright Tract Partners, LP
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) [X]  (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
                  WC, OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER - 0
         NUMBER
           OF
         SHARES          -------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER - 1,720,000
        OWNED BY         -------------------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER - 0
         PERSON          -------------------------------------------------------
          WITH             10    SHARED DISPOSITIVE POWER - 1,720,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON - 1,720,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
          CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - 4.99%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON -- PN
--------------------------------------------------------------------------------

Item 1: Security and Issuer.

        Class of Securities: Common Stock

        Issuer:              Dreyer's Grand Ice Cream, Inc. ("Issuer")

        Principal Address:   5929 College Avenue
                             Oakland, CA   94618
                             Telephone:  (510) 652-8187

Item 2: Identity and Background.

        (a)    Reporting Persons:

               i.     Cortopassi Family Trust ("CFT")
               ii.    Stanislaus Partners ("SP")
               iii.   Cortopassi Partners, L.P. ("CP")
               iv.    DACCO, Inc. ("DI")
               v.     Capecchio Foundation ("CF")
               vi.    Alpinello Investors, Inc. ("AII")
               vii.   VICOR, LLC (f/k/a CORVI, LLC) ("VL")
               viii.  Wright Tract Partners, LP ("WTP")

        (b)    Principal Business Address:

               11292 North Alpine Road
               Stockton, CA  95212

        (c)    Principal Occupation/Principal Business:

               CFT:          Investments
               SP:           Investments
               CP:           Investments
               DI:           Investments
               CF:           Charity
               AII:          Investments
               VL:           Investments
               WTP:          Investments

        (d)    None.

        (e)    None.

        (f)    Not applicable.

Item 3: Source and Amount of Funds or Other Consideration.

        The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Salomon Smith Barney secured by marketable securities. CFT has paid a total of $12,276,175.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, CFT beneficially owned a total of 852,500 shares of the Common Stock of Issuer.

               The shares of Common Stock of Issuer reported as beneficially owned by SP in Item 5 have been purchased with working capital and borrowings from Salomon Smith Barney secured by marketable securities. SP has paid $482,817.00 (including broker's commissions and fees) in one transaction. As of February 26, 2002, SP beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by CP in Item 5 have been purchased with personal funds. CP has paid a total of $14,206,164.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, CP beneficially owned a total of 670,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Salomon Smith Barney secured by marketable securities. DI has paid a total of $732,996.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, DI beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

        During the 60-day period prior to February 26, 2002, DI disposed of 80,000 shares of the Common Stock of Issuer in separate transactions as follows:

   Date of Sale         Number of Shares             Net Proceeds*
   ------------         ----------------             ------------
       02/25/02             50,000                   $2,155,788.00
       02/26/02             30,000                    1,285,497.00

        The shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5 have been purchased with working capital. CF has paid a total of $895,451.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, CF beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Salomon Smith Barney secured by marketable securities. AII has paid a total of $213,396.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, AII beneficially owned a total of 15,000 shares of the Common Stock of Issuer.

        The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Salomon Smith Barney secured by marketable securities. VL has paid a total of $271,263.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, VL beneficially owned a total of 20,000 shares of the Common Stock of Issuer.

----------
*Includes broker's commissions and fees.

        The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $208,862.00 (including broker's commissions and fees) in separate transactions. As of February 26, 2002, WTP beneficially owned a total of 12,500 shares of the Common Stock of Issuer.

Item 4: Purpose of Transaction.

        Reporting Persons acquired the securities of Issuer for purposes of investment.

        Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

        Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

        However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5: Interest in Securities of the Issuer.

        Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by members of the group. The following table identifies the individual ownership of each Reporting Person.

========================================================================
                           CFT         CP            SP           DI
------------------------------------------------------------------------
Shares Owned               852,500    670,000      50,000        50,000
------------------------------------------------------------------------
Percentage of Class           2.47%      1.94%       0.15%         0.15%
========================================================================

========================================================================
                              CF          AII         VL          WTP
------------------------------------------------------------------------
Shares Owned                50,000     15,000      20,000        12,500
------------------------------------------------------------------------
Percentage of Class           0.15%      0.04%       0.06%         0.04%
========================================================================


(c)     See Item 3 above.

(d)     Not applicable.

(e)     Not applicable.

----------
*Includes broker's commissions and fees.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7: Material to be Filed as Exhibits.

        Exhibit A: Joint Filing Statement.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 26, 2002


CORTOPASSI FAMILY TRUST

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Trustee


STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


CORTOPASSI PARTNERS, L.P.

By:  DACCO, Inc.,
     its General Partner

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


DACCO, INC.

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President

CAPECCHIO FOUNDATION

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.

By:     /s/ Donald G. Lenz
   ------------------------------------
        Donald G. Lenz
        President


VICOR, LLC

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President

                                  EXHIBIT INDEX


Exhibit                                            Sequential Page
-------                                            ---------------
Exhibit A - Joint Filing Statement                        16


                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D Amendment No. 9 is filed on behalf of each of us.

Date: February 26, 2002


CORTOPASSI FAMILY TRUST

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Trustee
s
STANISLAUS PARTNERS

By:  DACCO, Inc.,
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President

CORTOPASSI PARTNERS, L.P.

By:  DACCO, Inc.,
     its General Partner

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President

DACCO, INC.

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President

CAPECCHIO FOUNDATION

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President


ALPINELLO INVESTORS, INC.

By:     /s/ Donald G. Lenz
   ------------------------------------
        Donald G. Lenz
        President


VICOR, LLC

By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner


By:     /s/ Dean A. Cortopassi
   ------------------------------------
        Dean A. Cortopassi
        President